Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2002	2001	2000	1999	1998

	(Thousands)
Income (loss) from continuing operations
before cumulative effect of changes
in accounting principles	$133,155	$(16,966)	$128,631	$81,915	$120,722
Add:
Equity investment (income) loss	1,173	(24,639)	19,441	24,951	11,683
Minority interests in subsidiaries	-	(897)	-	1	(2,222)

Income subtotal	134,328	(42,502)	148,072	106,867	130,183

Add:
Taxes on income	48,275	(26,813)	53,166	3,180	32,800
Kansas City earnings tax	635	583	421	602	864

Total taxes on income	48,910	(26,230)	53,587	3,782	33,664

Interest on value of leased
property	7,093	10,679	11,806	8,577	8,482
Interest on long-term debt	65,837	83,581	60,956	51,327	57,012
Interest on short-term debt	6,312	9,915	11,537	4,362	295
Mandatorily redeemable Preferred
Securities	12,450	12,450	12,450	12,450	12,450
Other interest expense
and amortization	3,760	5,188	2,927	3,573	4,457

Total fixed charges	95,452	121,813	99,676	80,289	82,696

Earnings before taxes on
income and fixed charges	278,690	53,081	301,335	190,938	246,543

Ratio of earnings to fixed charges	2.92	(a)	3.02	2.38	2.98

(a)

A $68.7 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.